Exhibit (d)(4)(i)

Schedule B

Effective October 30, 2020

(sub-advisory fees of the Segments)

Loomis Sayles All Cap Growth Segment

0.35% of the average daily net assets of the Segment

Loomis Sayles Core Fixed Income Segment

0.15% of the average daily net assets of the Segment